January 10, 2023

VIA EDGAR

Bernard Nolan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares China Internet and Covered Call Strategy ETF (the “Fund”)

(File Nos. 333-180870 and 811-22698)

Dear Mr. Nolan:

On October 28, 2022, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 314 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 314”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001829126-22-018399).

On December 9, 2022, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 314. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 314. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a post-effective amendment.

1.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees*	0.25%
Distribution and/or Service (12b-1) Fees**	0.00%
Other Expenses***	0.01%
Acquired Fund Fees and Expenses****	0.69%
Total Annual Fund Operating Expenses	0.95%

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission

January 10, 2023

*	The Fund’s management fee is 0.94% of the Fund’s average daily net assets and is reduced by the amount of any acquired fund fees and expenses incurred by the Fund that are attributable to the Fund’s investment in affiliated acquired funds such as KraneShares CSI China Internet ETF.
**	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
***	Based on estimated amounts for the current fiscal year.
****	“Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares of other investment companies (such as exchange-traded funds). They are not direct operating expenses paid by Fund shareholders and are not used to calculate the Fund’s net asset value (“NAV”). In addition, “Acquired Fund Fees and Expenses” will not be reflected in the Fund’s Financial Statements in its shareholder report. Therefore, the amounts listed in “Total Annual Fund Operating Expenses” will differ from those presented in the Fund’s Financial Highlights. Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$97	$303

2.	Please provide more disclosure regarding the principal investment strategies and principal risks of the Underlying Fund. In this regard, we note that the Underlying Fund includes disclosure related to the use of a representative sampling strategy and states that the Underlying Fund may invest up to 20% in instruments not included in its Index. Also, please add disclosure indicating (a) that the Underlying Fund’s prospectus and other reports are available on the SEC’s website at www.sec.gov and (2) the name of the national securities exchange on which the Underlying Fund is listed along with its ticker symbol.

RESPONSE: The Registrant has revised the “Principal Investment Strategies” section to include disclosure regarding the Underlying Fund’s use of representative sampling and stating that the Underlying Fund may invest up to 20% in instruments not included in its Index. In addition, the following disclosure has been added to the “Principal Investment Strategies” section:

The Underlying Fund’s prospectus and other reports are available on the SEC’s website, www.sec.gov. The Underlying Fund is traded on the NYSE Arca, Inc. under the ticker symbol KWEB.

Securities and Exchange Commission

January 10, 2023

2.	Please supplementally explain how the Fund intends to comply with Section 12(d) of the Investment Company Act of 1940 (“1940 Act”).

RESPONSE: The Registrant notes that the Fund intends to comply with Section 12(d) of the 1940 Act by complying with Rule 12d1-4, which provides an exemption from the limitations of Section 12(d) of the 1940 Act.

3.	The principal investment strategy states that the Fund intends to invest 80% of its net assets in the Underlying Fund and write covered call options on the Underlying Fund. Please clarify whether the Fund will write covered call options on the full amount of its investment in the Underlying Fund.

RESPONSE: The Registrant states that the Fund intends to write covered call options on the full amount of its investment in the Underlying Fund and has added the following disclosure to the end of the first paragraph in the “Principal Investment Strategies” section:

The Fund intends to write covered call options on the Underlying Fund on the full amount of its investment in the Underlying Fund.

4.	Please consider adding disclosure stating that a covered call strategy is predicated on having a neutral outlook for the underlying asset.

RESPONSE: The Registrant has considered the Staff’s comment and respectfully declines to add the disclosure. The Registrant believes that this statement is not appropriate for the Fund since it is possible to pursue this strategy even without having a neutral outlook for the underlying asset depending on the time horizon for investment and expectations regarding volatility of the underlying asset.

5.	Please consider whether to delete the phrase “call options that it has written” in the third sentence of the third paragraph in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has revised the abovementioned disclosure as follows::

If the value of the Fund~~’s call options that it has written~~ declines because of a decline in the value of the Index, the premium that the Fund received for writing the call option offsets this loss to some extent.

Securities and Exchange Commission

January 10, 2023

6.	If accurate, please disclose in the Fund’s principal investment strategies that the Fund forfeits the upside potential of a securities position in exchange for receiving premiums on covered call options.

RESPONSE: The Registrant has added the following disclosure from the principal risks to the “Principal Investment Strategies” section:

By writing covered call options in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the Underlying Fund above the exercise prices of such options, but will continue to bear the risk of declines in the value of the Underlying Fund.

7.	Please consider whether the second sentence of the fourth paragraph in the “Principal Investment Strategies” section should refer to the “equity market” or the Index.

RESPONSE: The Registrant has revised the abovementioned disclosure as follows::

However, when the ~~equity market~~ Index is rallying rapidly, the Fund is expected to underperform the Index.

8.	For the 20% of its net assets that the Fund may invest in investments not included in its 80% test, please clarify whether the Fund can write covered call options on these investments.

RESPONSE: The Registrant has revised the seventh paragraph in the “Principal Investment Strategies” section as follows:

The Fund may invest up to 20% of its net assets in instruments that are not included in the 80% test noted above. These investments include equity securities and depositary receipts of issuers that are not constituents of the Index, derivative instruments (including swaps, futures, forwards, structured notes and options) that do not have economic characteristics similar to writing covered call options on the Index, other investment companies (including exchange traded funds or “ETFs”) and cash or cash equivalents (including money market funds). The Fund may write (sell) covered call options on these investments. The investment companies in which the Fund will invest may be advised, sponsored or otherwise serviced by Krane and/or its affiliates.

9.	The “Derivatives Risk - Covered Call Option Risk” section states the following: “the terms of the FLEX options written by the Fund will make them exercisable only on their expiration date. Please reconcile this statement with the disclosure in second paragraph in the “Principal Investment Strategy” section.

RESPONSE: The Registrant has deleted the last two sentences of the second paragraph in the “Principal Investment Strategy” section and revised the disclosure in the “Derivatives Risk - Covered Call Option Risk” section as follows:

As the writer of a call option, the Fund may not be able to control the time when it may be required to fulfill its obligation to the purchaser of the option; however, the terms of the FLEX options typically written by the Fund will make them exercisable only on their expiration date.

Securities and Exchange Commission

January 10, 2023

10.	Please revise the disclosure in the “Derivatives Risk - Covered Call Option Risk” section to discuss how an increase or decrease in implied volatility could impact the Fund if it needed to close out an options position prior to expiration due to inflows or outflows.

RESPONSE: The Registrant has revised the second paragraph in the disclosure in the “Derivatives Risk - Covered Call Option Risk” section as follows:

The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility of the underlying instrument (known as implied volatility), which in turn are affected by the performance of the issuer of the underlying instrument, by fiscal and monetary policies and by national and international political and economic events. As such, prior to the exercise or expiration of the option, the Fund is exposed to implied volatility risk, meaning the value, as based on implied volatility, of an option may increase due to market and economic conditions or views based on the sector or industry in which issuers of the underlying instrument participate, including company-specific factors. If the Fund was required to close out an option position prior to expiration, an increase in implied volatility could result in higher option prices and losses to the Fund, depending on when the option was written. A decrease in implied volatility results in lower option prices, and this could result in lower options premiums at the time that the option is written.

11.	Please add disclosure the “Tax Risk” section in the principal risks stating that the premiums related to the sale of call options will typically result in short term capital gains for federal income tax purposes.

RESPONSE: The Registrant has added the following disclosure to the “Tax Risk” section in the principal risks:

In addition, premiums received by the Fund from writing call options will result in short term capital gain distributable by the Fund as ordinary income dividends.

12.	In the first paragraph in the “Additional Information About the Fund and Index” section, please clarify that the Fund’s investment objective is a non-fundamental policy that may be changed without shareholder approval.

RESPONSE: The Registrant has revised the abovementioned disclosure as follows::

Each of the policies described in this Prospectus, including the Fund’s investment objective and 80% policy, with the exception of the Fund’s concentration policy, which is described in further detail in the Statement of Additional Information, is a non-fundamental policy that may be changed by the Board of Trustees of the Trust without shareholder approval. Certain fundamental policies of the Fund are set forth in the SAI.

Securities and Exchange Commission

January 10, 2023

13.	Please add disclosure indicating that changes to the Fund’s 80% policy is subject to 60 days’ prior written notice to the Fund’s shareholders.

RESPONSE: No change was made in response to this comment since Form N-1A does not require the prospectus to disclose that the Fund’s 80% policy is subject to 60 days’ prior written notice to shareholders.

14.	In the Additional Information About the Fund and Index – Principal Investment Risks” section, under “China Risk - China Equity Investing Risks – A-Shares Risk,” in the seventh paragraph, please consider whether the fifth and sixth sentences are consistent with Rule 6c-11.

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

15.	In the Additional Information About the Fund and Index – Principal Investment Risks” section, under “ETF Risk - Cash Transaction Risk,” please clarify in the fourth sentence of the third paragraph that the costs will be borne by shareholders in the form of a lower net asset value.

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

16.	In the SAI, please clarify in the Fund’s fourth fundamental policy that the Fund is not an index fund.

RESPONSE: The Registrant has added the following after the Fund’s fourth fundamental policy:

While the Fund is actively managed, the Fund invest 80% of its net assets (plus borrowings for investment purposes) in the component securities of the Index or in instruments that have economic characteristics similar to those in the Index and writes (sells) covered call options on the Index or in instruments that have economic characteristics similar to writing covered call options on the Index. The Index is currently the CSI Overseas China Internet Index.

17.	In the “Acceptance of Orders for, and Issuance of, Creation Units” section of the SAI, in the second paragraph under (iv), please delete the phrase “is not legally required.”

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

*          *          *          *          *

Securities and Exchange Commission

January 10, 2023

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Stacy Fuller

K&L Gates LLP